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                       UNITED STATES               OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION    OMB Number  3235-0145
                    Washington, D.C. 20549         Expires: August 31, 1999
                                                   Estimated average burden
                         SCHEDULE 13G              hours per response  14.90


                     UNDER THE Securities Exchange Act of 1934
                             (Amendment No.          )*

                            Bio-Medical Automation, Inc.
              -------------------------------------------------------
                                  (Name of Issuer)

                                       Common
              -------------------------------------------------------
                           (Title of Class of Securities)

                                    692696305000
              -------------------------------------------------------
                                   (CUSIP Number)


              -------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                 / / Rule 13d-1(b)
                                 /X/ Rule 13d-1(c)
                                 / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions to the Act (however, see the
                                      Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
 IN THE FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                         VALID OMB CONTROL NUMBER.


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CUSIP NUMBER: 692696305000                                           PAGE 2 OF 8

1.   Names of Reporting Person:         Mark Allbaugh

     I.R.S. Identification Nos. of above persons (entities only):
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)______________

     (b)______________

-------------------------------------------------------------------------------
3.   SEC Use Only
-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:        USA
-------------------------------------------------------------------------------
Number of
Shares Bene-        5.    Sole Voting Power:                          4,600
ficially Owned
by Each             6.    Shared Voting Power:                       46,474
Reporting
Person With         7.    Sole Dispositive Power:                     4,600

                    8.    Shared Dispositive Power:                  46,474

ITEM 9.   Aggregate Amount Beneficially owned by Each
          Reporting Person:                                          51,074

ITEM 10.  Check if the Aggregate Amount in Row (9) Excludes
          Certain Shares                                               N/A

ITEM 11.  Percent of Class Represented by Amount in Row (9)            8.9%

ITEM 12.  Type of Reporting Person (SEE INSTRUCTIONS):                  IN

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CUSIP NUMBER: 692696305000                                           PAGE 3 OF 8

1.   Names of Reporting Person:         Florence Allbaugh

     I.R.S. Identification Nos. of above persons (entities only):
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ______________

     (b)   ______________

--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:        USA
--------------------------------------------------------------------------------
Number of
Shares Bene-        5.    Sole Voting Power:                         -0-
ficially Owned
by Each             6.    Shared Voting Power:                      46,474
Reporting
Person With         7.    Sole Dispositive Power:                    -0-

                    8.    Shared Dispositive Power:                 46,474

ITEM 9.   Aggregate Amount Beneficially owned by Each Reporting
          Person:                                                   46,474

ITEM 10.  Check if the Aggregate Amount in Row (9) Excludes
          Certain Shares                                              N/A

ITEM 11.  Percent of Class Represented by Amount in Row (9)           8.1%

ITEM 12.  Type of Reporting Person (SEE INSTRUCTIONS):                 IN


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CUSIP NUMBER: 692696305000                                           PAGE 4 OF 8

ITEM 1.

     (a)  NAME OF ISSUER:     Bio-Medical Automation, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                              7450 East Jewell Avenue, Suite A
                              Denver, Colorado 80231


ITEM 2.

     (a)  NAME OF PERSON FILING:    Mark Allbaugh; Florence Allbaugh
                                         Husband and wife


     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                              7 Sawtooth Court
                              Hilton Head Island, SC 29926


     (c)  CITIZENSHIP:                  USA


     (d)  TITLE OF CLASS OF SECURITIES:

                              Type of Stock: Common Stock, $.10 par value


     (e)  CUSIP NUMBER:       692696305000


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CUSIP NUMBER: 692696305000                                           PAGE 5 OF 8


ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  / /  An investment adviser in accordance with
               Section 240.13d-1(b)(1)(ii)(E).

     (f)  / /  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F).

     (g) / / A parent holding company or control person in accordance withSection 240.13d-1(b)(1)(ii)(G).

     (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  / /  Group, in accordance withSection 240.13d-1(b)(1)(ii)(J).

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CUSIP NUMBER: 692696305000                                           PAGE 6 OF 8


ITEM 4.   Ownership

     (a)  AMOUNT BENEFICIALLY OWNED:

               Mark Allbaugh owns 4,600 shares of Common Stock in his own name, and 46,474 shares jointly with his wife, Florence Allbaugh.

     (b)  PERCENT OF CLASS:   % Mark Allbaugh 8.9%
                              46,474 Florence Allbaugh 8.1%

     (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

          NAME      Mark Allbaugh

          (i)    Sole power to vote or direct the vote:          4,600 shares
          (ii)   Shared power to vote or direct the vote:       46,474 shares
          (iii)  Sole power to dispose or to direct the
                  disposition of:                                4,600 shares
          (iv)   Shared power to dispose or to direct the
                  disposition of:                               46,474 shares

          NAME       Florence Allbaugh

          (i)    Sole power to vote or direct the vote:                   -0-
          (ii)   Shared power to vote or direct the vote:       46,474 shares
          (iii)  Sole power to dispose or to direct the
                   disposition of:                                        -0-
          (iv)   Shared power to dispose or to direct the
                   disposition of:                              46,474 shares


ITEM 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: / /

ITEM 6.   Ownership of More than Five Percent on behalf of Another Person.  N/A

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CUSIP NUMBER: 692696305000                                           PAGE 7 OF 8

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

                                         N/A

ITEM 8.   Identification and Classification of Members of the Group.

                                   Husband and wife

ITEM 9.   Notice of Dissolution of Group.

                                         N/A

ITEM 10.  Certification

     (a)  Not applicable.

     (b)  Pursuant to Section 240.13d-1(c)

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 3/26/99

Mark Allbaugh                          Florence Allbaugh

/s/ Mark Allbaugh                      /s/ Florence Allbaugh
------------------------               -------------------------

          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                  CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                          (SEE 18 U.S.C. 1001)